UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 20, 2017	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

If undeliverable please return to:
Computershare Investor Services Pty Limited GPO Box 782 Melbourne Vic 3001 Australia
POSTAGE PAID AUSTRALIA
BHP Billiton Limited Shareholder Pack 2017
Information online
General information on BHP and the 2017 Annual Report and Notice of Annual General Meeting (including the addendum to the Notice of Annual General Meeting) can be found online at bhp.com under the Investors section.
You can also vote online via bhp.com or at investorvote.com.au or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details.

All correspondence to:
BHP Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Limited will be held at Margaret Court Arena, Melbourne & Olympic Parks, Olympic Boulevard, Melbourne, Victoria on Thursday 16 November 2017 at 11:00am (Melbourne time). Shareholders who are unable to attend the meeting, or who prefer to register questions in advance, are invited to submit any questions they have by completing and returning this form.
Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday
9 November 2017. The envelope provided for the return of your proxy form may also be used for this purpose.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial statements to be considered at the AGM.
We will endeavour, during the course of the AGM, to address the more frequently raised questions. Please note that individual responses will not be sent to Shareholders.
Question(s):    Please mark X if it is a question directed to the auditor
1
2
3
4
5
BHPB
BHP Billiton Limited
A member of the BHP Group which is headquartered in Australia
Registered in Australia ABN 49 004 028 077
BHP Billiton Limited Registered in Australia ABN 49 004 028 077

BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555

LODGEMENT OF YOUR PROXY FORM

To be valid, this proxy form must be received by 11:00am (Melbourne time) on Tuesday 14 November 2017.
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Melbourne on Thursday 16 November 2017 at 11:00am (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001.

Appointment of a second proxy

A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the "Abstain" box for a particular resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

IMPORTANT NOTE:
In this proxy form, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP.
The key management personnel ('KMP') of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8, 9, 10 and 11 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9, 10 and 11 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9, 10 and 11 by marking the appropriate boxes on the proxy form.

Signing Instructions

You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate "Appointment of Corporate Representative Form" should be produced prior to or on admission. This form may be obtained from the Share Registrar.

Internet and Mobile voting

Go to *bhp.com* or *investorvote.com.au* then follow the instructions. You can also go directly to *investorvote.com.au* by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form.

Any questions?

If you have any questions on how to complete this proxy form or you would like an additional form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia).

Documents may be lodged:

VIA THE INTERNET
bhp.com or
investorvote.com.au
(refer Internet and Mobile Voting instructions above)

BY SMARTPHONE
Scan QR Code

BY MAIL OR FAX
Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555

IN PERSON
Share Registrar
Computershare Investor Services Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia

BHPB

227916_020FUD

BHP

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

☒ the Chairman of the Meeting (mark box with an 'X') **OR** [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Limited to be held at Margaret Court Arena, Melbourne & Olympic Parks, Melbourne, Victoria on Thursday 16 November 2017 at 11:00am (Melbourne time) and at any adjournment or postponement thereof.

IMPORTANT NOTE:
The Chairman of the Meeting intends to vote available proxies in favour of Items 1 to 21 and against Items 22 and 23. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman of the Meeting to exercise your proxy on Items 7, 8, 9, 10 and 11 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8, 9, 10 and 11 by marking the appropriate box below.

Please Note: If the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board's recommendation.

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

			For	Against	Abstain
For	1	To receive the 2017 Financial Statements and Reports for BHP	☐	☐	☐
For	2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	☐	☐	☐
For	3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	☐	☐	☐
For	4	To approve the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
For	5	To approve the authority to allot equity securities in BHP Billiton Plc for cash	☐	☐	☐
For	6	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
For	7	To approve the Directors' remuneration policy	☐	☐	☐
For	8	To approve the 2017 Remuneration Report other than the part containing the Directors' remuneration policy	☐	☐	☐
For	9	To approve the 2017 Remuneration Report	☐	☐	☐
For	10	To approve leaving entitlements	☐	☐	☐
For	11	To approve the grant to the Executive Director	☐	☐	☐
For	12	To elect Terry Bowen as a Director of BHP	☐	☐	☐
For	13	To elect John Mogford as a Director of BHP	☐	☐	☐
For	14	To re-elect Malcolm Broomhead as a Director of BHP	☐	☐	☐
For	15	To re-elect Anita Frew as a Director of BHP	☐	☐	☐
For	16	To re-elect Carolyn Hewson as a Director of BHP	☐	☐	☐
For	17	To re-elect Andrew Mackenzie as a Director of BHP	☐	☐	☐
For	18	To re-elect Lindsay Maxsted as a Director of BHP	☐	☐	☐
For	19	To re-elect Wayne Murdy as a Director of BHP	☐	☐	☐
For	20	To re-elect Shriti Vadera as a Director of BHP	☐	☐	☐
For	21	To re-elect Ken MacKenzie as a Director of BHP	☐	☐	☐
		Resolutions not endorsed by the Board			
Against	22	To amend the constitution of BHP Billiton Limited	☐	☐	☐
Against	23	To approve member request on public policy advocacy on climate change and energy	☐	☐	☐

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

+ B H P B 2 2 7 9 1 6 A XX 227916_02OFUD

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.